CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Leveraged Currency-Linked Notes due October 22, 2015	$8,745,000.00	$1,126.36

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement No. 2192ZZ
Registration Statement No. 333-184193
Filed Pursuant to Rule 424(b)(2)

Deutsche Bank AG
$8,745,000
Leveraged Currency-Linked Notes due October 22, 2015

The notes do not pay interest and do not guarantee any return of your investment.  The amount that you will be paid on your notes on the stated maturity date (October 22, 2015) is based on the performance of the U.S. dollar relative to the Euro as measured by comparing the initial exchange rate of 1.28405 on the trade date to the final exchange rate on the determination date (October 19, 2015). The exchange rate is expressed as the number of U.S. dollars needed to buy one Euro. The currency return for your notes will be calculated by subtracting the final exchange rate from the initial exchange rate and dividing the resulting number by the initial exchange rate and expressing this result as a percentage. Because the currency return is calculated this way, the maximum positive currency return will equal 100%, but there is no comparative limit on the negative currency return.
By purchasing these notes, you are taking the view that the currency return will be positive, which means that the final exchange rate will be less than the initial exchange rate (it will take fewer U.S. dollars to purchase one Euro at the final exchange rate than at the initial exchange rate). If the currency return is positive, you will receive $1,000 plus the product of $1,000 times 1.03 times the currency return. If the currency return is zero (the number of U.S. dollars required to purchase one Euro at the final exchange rate is the same as the number required to purchase one Euro at the initial exchange rate), you will receive the face amount of notes. If the currency return is negative (the number of U.S. dollars required to purchase one Euro at the final exchange rate is greater than the number required to purchase one Euro at the initial exchange rate), you will lose some or all of your investment in the notes. Any payment on the notes is subject to the credit of the issuer.
On the stated maturity date, for each $1,000 face amount of notes, you will receive an amount in cash equal to:
•
if the currency return is positive (the final exchange rate is less than the initial exchange rate), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) 1.03 times (c) the currency return;

•	if the currency return is zero (the final exchange rate is equal to the initial exchange rate), $1,000; or
•
if the currency return is negative (the final exchange rate is greater than the initial exchange rate), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the currency return. In this circumstance, you will receive less than $1,000, and you will lose some or all of your investment in the notes. However, in no case will the payment at maturity be less than zero.

The return on your notes is linked to the currency return, calculated using an exchange rate that is expressed as the number of U.S. dollars per one Euro.  If you calculate the return on your notes using an exchange rate that is expressed as the number of Euros per one U.S. dollar instead, the return on your notes will be materially different from the results obtained using the U.S. dollars per one Euro exchange rate. Your investment in the notes involves certain risks, including, among other things, our credit risk.  See “Risk Factors” beginning on page 8 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-11 of this pricing supplement.
The Issuer’s estimated value of the notes on the trade date is $982.00 per $1,000 face amount of notes, which is less than the original issue price.  Please see “Issuer’s Estimated Value of the Notes” on page PS-2 of this pricing supplement for additional information.
You should read the additional disclosure provided herein so that you may better understand the terms and risks of your investment.
Original issue date:	September 26, 2014	Original issue price:	100.00% of the face amount
Underwriting discount:	0.73% of the face amount	Net proceeds to the issuer:	99.27% of the face amount
For more information see “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
The original issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.
September 19, 2014

ISSUER’S ESTIMATED VALUE OF THE NOTES

The Issuer’s estimated value of the notes is equal to the sum of our valuations of the following two components of the notes: (i) a bond and (ii) an embedded derivative(s). The value of the bond component of the notes is calculated based on the present value of the stream of cash payments associated with a conventional bond with a principal amount equal to the Face Amount of notes, discounted at an internal funding rate, which is determined primarily based on our market-based yield curve, adjusted to account for our funding needs and objectives for the period matching the term of the notes.  The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. The value of the embedded derivative(s) is calculated based on our internal pricing models using relevant parameter inputs such as expected interest rates and mid-market levels of price and volatility of the assets underlying the notes or any futures, options or swaps related to such underlying assets. Our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.

The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Original Issue Price of the notes.  The difference between the Original Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Original Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates.  Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Original Issue Price and the Issuer’s estimated value of the notes on the Trade Date. Our purchase price, if any, in secondary market transactions will be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Original Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

SUMMARY INFORMATION

You should read this pricing supplement together with product supplement ZZ dated September 28, 2012, the prospectus supplement dated September 28, 2012 relating to our Series A global notes of which these notes are a part and the prospectus dated September 28, 2012. You may access these documents on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement ZZ dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000095010312005086/crt_dp33013-424b2.pdf

•	Prospectus supplement dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409437/d414995d424b21.pdf

•	Prospectus dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409372/d413728d424b21.pdf

Capitalized terms used but not defined in this pricing supplement have the meanings assigned to them in the accompanying product supplement, prospectus supplement and prospectus. All references to “Cash Settlement Amount,” “Determination Date,” “Exchange Rate,” “Final Exchange Rate,” “Initial Exchange Rate,” “Stated Maturity Date,” “Trading Day” and “Upside Participation Rate” in this pricing supplement shall be deemed to refer to “Payment at Maturity,” “Final Valuation Date,” “Spot Rate,” “Final Level,” “Initial Level,” “Maturity Date,” “Currency Business Day,” and “Upside Leverage Factor,” respectively, as used in the accompanying product supplement. All references to “Underlying Currency” shall be deemed to refer to “Currency” or “Underlying” as used in the accompanying product supplement.

If the terms described in this pricing supplement are inconsistent with those described in the accompanying product supplement, prospectus supplement or prospectus, the terms described in this pricing supplement shall control.

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches. This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in this pricing supplement and in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

The trustee has appointed Deutsche Bank Trust Company Americas as its authenticating agent with respect to our Series A global notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

KEY TERMS

Issuer: Deutsche Bank AG, London Branch

Underlying Currency: U.S. dollar (“USD”)

Reference Currency: Euro (“EUR”)

Exchange Rate: The exchange rate for the U.S. dollar against the Euro on each date of calculation will be the EUR/USD reference rate, as expressed as the number of U.S. dollars per one Euro, for settlement in two business days as reported by the W.M. Company, which appears on Bloomberg screen “WMCO1” to the right of the caption “EUR” under the caption “MID” at approximately 4:00 pm, London time, on such date of calculation.

By purchasing the notes, you are taking the view that the Exchange Rate will decrease, which means that it will take fewer U.S. dollars to purchase one Euro at the Final Exchange Rate than at the Initial Exchange Rate (each as defined below). Without limitation and in addition to any provisions in the accompanying product supplement, if the foregoing Exchange Rate is unavailable (or is published in error), the Exchange Rate may be selected by the Calculation Agent in good faith and in a commercially reasonable manner and/or the Determination Date may be postponed by up to five Trading Days.

Face Amount: Each note will have a Face Amount of $1,000; $8,745,000 in the aggregate for all the notes; the aggregate Face Amount of notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the notes on a date subsequent to the date of this pricing supplement.

Original Issue Price: 100.00% of the Face Amount

Purchase at amount other than the Face Amount: The amount we will pay you on the Stated Maturity Date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to the Face Amount and hold them to the Stated Maturity Date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at the Face Amount.   See “Selected Risk Considerations—If You Purchase Your Notes at a Premium to the Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Face Amount” on page PS-17 of this pricing supplement.

Cash Settlement Amount (on the Stated Maturity Date):

For each $1,000 Face Amount of notes, we will pay you on the Stated Maturity Date an amount in cash equal to:

•	if the Currency Return is positive, the sum of (i) $1,000 Face Amount plus (ii) the product of (a) $1,000 times (b) the Upside Participation Rate times (c) the Currency Return;
•	if the Currency Return is zero, $1,000; or
•	if the Currency Return is negative, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the Currency Return.

You will lose some or all of your investment at maturity if the Currency Return is less than zero. Because the Currency Return is calculated by subtracting the Final Exchange Rate from the Initial Exchange Rate and dividing the resulting number by the Initial Exchange Rate, you will lose all of your initial investment if the Final Exchange Rate is equal to or greater than 200.00% of the Initial Exchange Rate. However, in no case will the Cash Settlement Amount be less than zero. Any Cash Settlement Amount is subject to the credit of the Issuer.

Initial Exchange Rate: 1.28405

Final Exchange Rate: The Exchange Rate on the Determination Date

Currency Return: The performance of the Underlying Currency relative to the Reference Currency from the Initial Exchange Rate to the Final Exchange Rate, calculated as follows:

Initial Exchange Rate – Final Exchange Rate
Initial Exchange Rate

Because the Currency Return is calculated by subtracting the Final Exchange Rate from the Initial Exchange Rate and dividing the resulting number by the Initial Exchange Rate, the maximum positive Currency Return will equal 100%. There is no comparable limit on the negative Currency Return. The Currency Return will be less than -100% if the Final Exchange Rate is greater than 200% of the Initial Exchange Rate.

Upside Participation Rate: 103.00%

Trade Date: September 19, 2014

Original Issue Date: September 26, 2014

Determination Date: October 19, 2015, subject to postponement as described in the accompanying product supplement on page 21 under “Description of Securities – Adjustments to Valuation Dates and Payment Dates.”

Stated Maturity Date: October 22, 2015, subject to postponement as described in the accompanying product supplement on page 21 under “Description of Securities — Adjustments to Valuation Dates and Payment Dates.”

No Interest:  The notes do not pay interest.

No Listing:  The notes will not be listed on any securities exchange.

No Redemption:  The notes will not be subject to any redemption right or price dependent redemption right.

Business Day: As described under “Description of Securities — Certain Defined Terms” on page 17 of the accompanying product supplement

Trading Day: As described under “Description of Securities — Certain Defined Terms” on page 17 of the accompanying product supplement. The accompanying product supplement refers to a Trading Day as a “Currency Business Day.”

Use of Proceeds and Hedging: As described under “Use of Proceeds; Hedging” on page 30 of the accompanying product supplement

Tax Consequences: Due to the lack of direct legal authority, there is substantial uncertainty regarding the U.S. federal income tax consequences of an investment in the notes. In determining our responsibilities for information reporting and withholding, if any, we intend to treat the notes as prepaid financial contracts that are not debt, with the consequences described below. Our special tax counsel, Davis Polk & Wardwell LLP, has advised that while it believes this treatment to be reasonable, it is unable to conclude that it is more likely than not that this treatment will be upheld, and that other reasonable treatments are possible that could materially and adversely affect the timing and character of income or loss on your notes. If the notes are treated as prepaid financial contracts that are not debt, you should not recognize taxable income or loss prior to the taxable disposition of your notes (including at maturity). The remainder of this discussion assumes that the treatment of the notes as prepaid financial contracts that are not debt is respected, except where otherwise indicated.

Your gain or loss on the notes should be treated as ordinary income or loss under Section 988 of the Internal Revenue Code (the “Code”) unless, before the close of the day on which you acquire the notes, you make a valid election pursuant to the applicable Treasury regulations under Section 988 to treat such gain or loss as capital gain or loss (a “capital gain election”). Assuming that the notes are properly treated as prepaid financial contracts that are not debt, our special tax counsel believes that it is reasonable to treat the capital gain election as available and that, even if the notes are not so treated, there should be no adverse consequences as a result of having made a protective capital gain election. However, because there is no direct legal authority addressing the availability of the capital gain election for instruments such as the notes, our special tax counsel is unable to conclude that it is more likely than not that the election is available.

To make the capital gain election (assuming it is available), you must, in accordance with the detailed procedures set forth in the regulations under Section 988, either (a) clearly identify the notes on your books and records on the day you acquire them as being subject to the election and file a prescribed statement verifying the election with your federal income tax return or (b) obtain “independent verification” of the election. Assuming that you are permitted to, and do, make the election, your gain or loss on the notes should be capital gain or loss and should be long-term capital gain or loss if at the time of maturity or disposition you have held the notes for more than one year. The deductibility of capital losses is subject to limitations. If you do not make a valid capital gain election, special reporting rules could apply if your ordinary losses under Section 988 exceed a specified threshold.

It is possible that the notes might be treated as “foreign currency contracts” under the mark-to-market regime of Section 1256 of the Code. If Section 1256 were to apply, you would be required to mark your notes to market at the end of each year (i.e., recognize income or loss as if the notes had been sold for fair market value).  Under this treatment, if applicable, gain or loss recognized on marking the notes to market and on the disposition of the notes would be ordinary in character absent a valid capital gain election (as described above).  If the election is available and a valid election is made, gain or loss recognized on marking the notes to market and on maturity or disposition of the notes would be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to how long you had held your notes.

In 2007, the U.S. Treasury Department and the Internal Revenue Service (the “IRS”) released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether beneficial owners of these instruments should be required to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

In 2007, the IRS also released a revenue ruling holding that a particular financial instrument with some similarity to the notes is properly treated as a debt instrument denominated in a foreign currency. The notes are distinguishable from the instrument described in the revenue ruling, but if the reach of the revenue ruling were extended, it could materially and adversely affect the tax consequences for U.S. holders of an investment in the notes, possibly with retroactive effect.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including the availability of the capital gain election, possible alternative treatments and the issues presented by the 2007 notice and ruling), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

ERISA:  As described under “Benefit Plan Investor Considerations” on page PS-46 of the accompanying prospectus supplement

Supplemental Plan of Distribution:  As described under “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-20 in this pricing supplement and “Underwriting (Conflicts of Interest)” on page 31 of the accompanying product supplement

Calculation Agent: Deutsche Bank AG, London Branch

CUSIP No.: 25152RQF3

ISIN No.: US25152RQF37

Not FDIC Insured: The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only.  They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical Final Exchange Rates on the Determination Date could have on the Cash Settlement Amount, assuming all other variables remain constant.

The examples below are based on a range of Final Exchange Rates that are entirely hypothetical; no one can predict what the Exchange Rate will be on any day throughout the term of the notes, and no one can predict what the Final Exchange Rate will be on the Determination Date.  The Exchange Rate has been highly volatile in the past — meaning that the Exchange Rate has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

Any rate of return you may earn on an investment in the notes may be lower than a return you could earn on a comparable investment directly linked to the Exchange Rate.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the Trade Date at the Face Amount and held to the Stated Maturity Date. The value of the notes and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic market factors, including interest rates, volatility of the Exchange Rate and our creditworthiness, and cannot be predicted with accuracy. Any sale prior to the Stated Maturity Date could result in a substantial loss to you.

Key Terms and Assumptions
Face Amount	$1,000
Initial Exchange Rate	1.28405
Upside Participation Rate	103.00%
Neither a market disruption event nor a non-Trading Day occurs on the Determination Date
The Exchange Rate is available and not published in error on the Determination Date
Notes purchased on the Original Issue Date at the Face Amount and held to the Stated Maturity Date

For these reasons, the actual performance of the Exchange Rate over the term of the notes, as well as the Cash Settlement Amount, if any, may bear little relation to the hypothetical examples shown below or to the historical exchange rates between the Underlying Currency and the Reference Currency shown elsewhere in this pricing supplement.  For information about the historical exchange rates between the Underlying Currency and the Reference Currency during recent periods, see “Historical Information” below.

The values in the left column of the table below represent hypothetical Final Exchange Rates. The levels in the center column represent the hypothetical Currency Return, based on the corresponding hypothetical Final Exchange Rate.  The amounts in the right column represent the hypothetical Cash Settlement Amount, based on the corresponding hypothetical Currency Return, and are expressed as percentages of the Face Amount of a note (rounded to the nearest one-hundredth of a percent).  Thus, a hypothetical Cash Settlement Amount of 100.00% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding Face Amount of notes on the Stated Maturity Date would equal 100.00% of the Face Amount of a note, based on the corresponding hypothetical Currency Return and the assumptions noted above.  Please note that the hypothetical examples shown below do not take into account the effects of applicable taxes.  The numbers appearing in the table, paragraphs and chart below may have been rounded for ease of analysis.

The Final Exchange Rate will be determined on the Determination Date. The Currency Return will be equal to the quotient of (i) the Initial Exchange Rate minus the Final Exchange Rate divided by (ii) the Initial Exchange Rate, expressed as a positive, zero or negative percentage.

Hypothetical Final Exchange Rate (Expressed as Number of U.S. Dollars Per One Euro)	Hypothetical Currency Return	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
0.00000	100.00%	203.00%
0.32101	75.00%	177.25%
0.64203	50.00%	151.50%
0.96304	25.00%	125.75%
1.09144	15.00%	115.45%
1.15565	10.00%	110.30%
1.21985	5.00%	105.15%
1.28405	0.00%	100.00%
1.34825	-5.00%	95.00%
1.41246	-10.00%	90.00%
1.47666	-15.00%	85.00%
1.60506	-25.00%	75.00%
1.92608	-50.00%	50.00%
2.24709	-75.00%	25.00%
2.56810	-100.00%	0.00%
2.88911	-125.00%	0.00%

If, for example, the Currency Return were determined to be -75.00%, the Cash Settlement Amount would be 25.00% of the Face Amount of notes, as shown in the table above. As a result, if you purchased your notes on the Original Issue Date at the Face Amount and held them to the Stated Maturity Date, you would lose 75.00% of your investment.

If you purchased your notes at a premium to the Face Amount, you would lose a correspondingly higher percentage of your investment.

The following chart shows a graphical illustration of the hypothetical Cash Settlement Amount (expressed as a percentage of the Face Amount of notes), if the Currency Return were any of the hypothetical percentages shown on the horizontal axis. The chart shows that any hypothetical Currency Return of less than 0.00% (the section left of the 0.00% marker on the horizontal axis) would result in a hypothetical Cash Settlement Amount of less than 100.00% of the Face Amount of notes (the section below the 100.00% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes.

The Cash Settlement Amounts shown above are entirely hypothetical; they are based on hypothetical Exchange Rates that may not be achieved on the Determination Date, and on assumptions that may prove to be erroneous.  The actual market value of your notes on the Stated Maturity Date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical Cash Settlement Amount shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the notes.  The hypothetical Cash Settlement Amount in the examples above assume you purchased your notes at their Face Amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the Face Amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Selected Risk Considerations — Many Economic and Market Factors Will Impact the Value of the Notes” in this pricing supplement.

We cannot predict the actual Final Exchange Rate or what the market value of the notes will be on any particular day, nor can we predict the relationship between the Exchange Rate and the market value of your notes at any time prior to the Stated Maturity Date. The actual amount that you will receive, if any, at maturity and the rate of return on the notes will depend on the actual Final Exchange Rate determined by the Calculation Agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the Stated Maturity Date may be very different from the information reflected in the table and chart above.

SELECTED RISK CONSIDERATIONS

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the applicable currencies or other instruments linked to the Exchange Rate. In addition to these selected risk considerations, you should review the “Risk Factors” section of the accompanying product supplement.

You May Lose Some or All of Your Investment in the Notes

The notes do not pay interest and do not guarantee any return of your investment.  The return on the notes at maturity is linked to the performance of the Underlying Currency relative to the Reference Currency and will depend on whether, and the extent to which, the Currency Return is positive, zero or negative. If the Currency Return is less than zero, you will lose 1.00% for every 1.00% the Currency Return is less than zero. In this circumstance, you will lose some or all of your investment in the notes.

Due to the Currency Return Formula, the Return on Your Notes Is Limited

Due to the Currency Return formula, the Cash Settlement Amount for each $1,000 Face Amount of notes is limited to $1,000 plus the product of $1,000 times the Upside Participation Rate, as the Currency Return can never be above 100%.

The Notes Do Not Pay Interest

As a holder of the notes, you will not receive interest payments. As a result, even if the Cash Settlement Amount for your notes exceeds the Face Amount, the overall return you earn on your notes may be less than you would have earned by investing in a non-currency-linked debt security of comparable maturity that bears interest at a prevailing market rate.

The Notes Are Subject to Our Creditworthiness

The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment(s) to be made on the notes depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its payment obligations, you might not receive any amount(s) owed to you under the terms of the notes and you could lose your entire investment.

The Issuer’s Estimated Value of the Notes on the Trade Date Is Less Than the Original Issue Price of the Notes

The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Original Issue Price of the notes.  The difference between the Original Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Original Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the notes is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.  If at any time a third party dealer were to quote a price to purchase your notes or otherwise value your notes, that price or value may differ materially from the estimated value of the notes determined by reference to our internal funding rate and pricing models.  This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the notes in the secondary market.

Legal and Regulatory Risks

Legal and regulatory changes could adversely affect currency exchange rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency exchange rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Underlying Currency relative to the Reference Currency and, consequently, the value of and return on the notes.

The Method of Calculating the Currency Return Will Diminish Any Strengthening of the Underlying Currency and Magnify Any Underlying Currency Weakening Relative to the Reference Currency

The Currency Return for the Underlying Currency is calculated by subtracting the Final Exchange Rate from the Initial Exchange Rate and dividing the resulting number by the Initial Exchange Rate. However, another way to calculate the return of the Underlying Currency relative to the Reference Currency is to calculate the return that would be achieved by converting Euros into U.S. dollars at the Initial Exchange Rate on the Trade Date and then on the Determination Date, converting back into Euros (which we refer to as a conversion return). The conversion return is calculated by subtracting the Final Exchange Rate from the Initial Exchange Rate and dividing the resulting number by the Final Exchange Rate. Under the calculation method of the Currency Return, the denominator of the fraction will always be smaller than in a conversion return equation if the Underlying Currency weakens relative to the Reference Currency and greater than a conversion return equation if the Reference Currency strengthens relative to the Underlying Currency. As a result, any Underlying Currency appreciation relative to the Reference Currency will be diminished, while any Underlying Currency depreciation relative to the Reference Currency will be magnified, as compared to the conversion return. For example, assuming the Initial Exchange Rate is 1.0, if the Exchange Rate were to decrease (meaning the Underlying Currency strengthens relative to the Reference Currency) to a Final Exchange Rate of 0.9, the Currency Return would be 10.00%. However, the conversion return for a Final Exchange Rate of 0.9 would have been 11.11%. Conversely, if the Exchange Rate were to increase (meaning the Underlying Currency weakens relative to the Reference Currency) to a Final Exchange Rate of 1.1, the Currency Return, would be -10.00%. However, the conversion return for a Final Exchange Rate of 1.1 would have been only -9.09%.

If You Calculate the Return on Your Notes Using an Exchange Rate That Is Expressed as the Number of Euro per One U.S. Dollar, the Return on Your Notes Will Be Materially Different from the Results Obtained Using the Exchange Rate for the Notes, Which Is Expressed as the Number of U.S. Dollars per One Euro

The amount that you will be paid on your notes on the Stated Maturity Date will be based on the performance of the Exchange Rate, as measured by the Currency Return formula, which will be calculated by subtracting the Final Exchange Rate from the Initial Exchange Rate and dividing the resulting number by the Initial Exchange Rate.  The Exchange Rate is expressed as the number of U.S. dollars needed to purchase one Euro.  If you calculate the return on your notes using an exchange rate that is expressed as the number of Euro per one U.S. dollar instead, the return on your notes will be materially different from the results obtained using the Exchange Rate. For example, assuming a hypothetical Initial Exchange Rate of 2.00 (i.e., two U.S. dollars are needed to buy one Euro), if the hypothetical Final Exchange Rate increases to 2.50 (i.e., 2.50 U.S. dollars are needed to buy one Euro), then the percentage change in the Initial Exchange Rate to the Final Exchange Rate would be 25% and the Currency Return would be -25%. If the exchange rate were instead presented in terms of the number of Euro per U.S. dollar, then the hypothetical initial exchange rate would be approximately 0.50 and the hypothetical final exchange rate would be approximately 0.40 and the percentage change in the initial exchange rate to the final exchange rate would be -20% and the Currency Return would be 20%.

The Notes Are Subject to Currency Exchange Rate Risk

Investors in the notes will be exposed to currency exchange rate risk with respect to the Underlying Currency and the Reference Currency. The Currency Return will depend on the extent to which the Underlying Currency strengthens or weakens against the Reference Currency. Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. Changes in foreign currency exchange rates result from the interaction of many factors directly or indirectly affecting economic and political conditions in the Underlying Currency’s country and economic and political developments in the Reference Currency’s country. Additionally, the volatility of the currency exchange rate between the Underlying Currency and the Reference Currency could affect the value of the notes.

Of particular importance to currency exchange rate risk are:

•	existing and expected rates of inflation;

•	existing and expected interest rate levels;

•	political, civil or military unrest;

•	the balance of payments between the United States and the countries that use the Euro; and

•	the extent of governmental surpluses or deficits in the United States and the countries that use the Euro.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of the United States, the countries that use the Euro and other countries important to international trade and finance.

Currency Markets May Be Volatile

The notes are linked to the performance of the U.S. dollar, as the Underlying Currency, relative to the Euro, as the Reference Currency, and investors should consider factors that could affect the Underlying Currency or the Reference Currency during the term of the notes. Currency markets may be highly volatile, particularly in relation to emerging or developing nations’ currencies, and, in certain market conditions, also in relation to developed nations’ currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency risks include, but are not limited to, convertibility risk, market volatility and the potential impact of actions taken by governments, which may include the regulation of exchange rates or foreign investments, the imposition of taxes, the issuance of new currency to replace an existing currency or the evaluation or revaluation of a currency. These factors may affect the Exchange Rate and, therefore, the value of your notes in varying ways.

The Notes Are Linked to the Performance of a Single Underlying Currency Relative to a Reference Currency and Therefore Expose You to Significant Non-Diversified Currency Risk

Your investment in the notes is subject to the risk of significant fluctuations in the performance of a single currency, the U.S. dollar, relative to the Euro. Because the notes are linked to a single currency as opposed to a basket of currencies, adverse movements in the exchange rate between the Underlying Currency and the Reference Currency will not be offset or moderated by potentially favorable movements in the exchange rates of other currencies as if the notes were linked to a currency basket.

The Recent Global Financial Crisis or Any Future Financial Crisis Can Be Expected to Heighten Currency Exchange Risks

In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others, with sudden and severely adverse consequences to the currencies of those regions.  In addition, governments around the world, including the U.S. government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies.  Such interventions affect currency exchange rates globally and, in particular, the value of the Underlying Currency relative to the Reference Currency.  Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the performance of the Underlying Currency relative to the Reference Currency and the value of the notes.

If the Liquidity of the Underlying Currency Is Limited, the Value of the Notes Would Likely Be Impaired

Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Determination Date would likely have an adverse effect on the Final Exchange Rate, and therefore, adversely affect the return on your notes. Limited liquidity relating to the Underlying Currency may also result in Deutsche Bank AG, London Branch, as Calculation Agent, being unable to determine the Currency Return using its normal means. The resulting discretion by the Calculation Agent in determining the Currency Return could, in turn, result in potential conflicts of interest.

Suspension or Disruptions of Market-Trading in the Underlying Currency May Adversely Affect the Value of the Notes

The currency markets are subject to temporary distortions and disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets and the participation of speculators. These circumstances could adversely affect the exchange rate between the Underlying Currency and the Reference Currency and, therefore, the value of the notes.

The Payment Formula for the Notes Will Not Take into Account All Developments in the Underlying Currency

Changes in the Underlying Currency during the term of the notes before and after the Determination Date will not be reflected in the calculation of the Cash Settlement Amount.  The Currency Return will be calculated only as of the Determination Date, and will be based on the Final Exchange Rate. As a result, the Currency Return may be less than zero even if the Underlying Currency moves favorably at certain times during the term of the notes before or after moving to unfavorable levels on the Determination Date.

Historical Performance of the Underlying Currency Should Not Be Taken as an Indication of the Future Performance of the Underlying Currency During the Term of the Notes

It is impossible to predict whether the Exchange Rate will rise or fall.  The actual performance of the Underlying Currency over the term of the notes may bear little relation to the historical exchange rates between the Underlying Currency and the Reference Currency and may bear little relation to the hypothetical return examples set forth elsewhere in this pricing supplement.

Market Disruptions and Government Actions, Including Those Specifically Affecting Deutsche Bank AG, May Adversely Affect Your Return

The Calculation Agent may, in its sole discretion, determine that a market disruption event (as defined in the accompanying product supplement) has occurred, which may include without limitation: a general inconvertibility event that generally makes it impossible to convert the Underlying Currency into the Reference Currency through customary legal channels; a general non-transferability event that generally makes it impossible (a) to deliver the Reference Currency from accounts inside the Underlying Currency’s home country to accounts outside the Underlying Currency’s home country, or (b) to deliver the Underlying Currency between accounts inside the Underlying Currency’s home country or to a party that is a non-resident of the Underlying Currency’s home country; a default or other similar event with respect to any security or indebtedness of, or guaranteed by, any governmental authority of the Underlying Currency’s home country; any change in the laws or regulations, or official interpretations of such, in the Underlying Currency’s home country; any nationalization or other action by a relevant governmental authority that deprives Deutsche Bank AG or any of its affiliates of all or substantially all of its assets in the Underlying Currency’s home country; or the inability by Deutsche Bank AG or any of its affiliates, after using commercially reasonable efforts, to acquire, establish, re-establish, substitute, maintain, unwind or dispose of any hedge position relating to the notes.

Upon the occurrence of one of these events, or another event that is included as a market disruption event, it is possible that the Determination Date and the Maturity Date may be postponed. It is also possible that, upon the occurrence of any of these events, the Calculation Agent will determine the Exchange Rate as set forth under “Description of Securities — Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement and such Exchange Rate may differ substantially from the Exchange Rate calculated based on the published exchange rates between the Underlying Currency and the Reference Currency in the absence of such events. As a result, any such market disruption event may adversely affect your return on the notes. The amount you receive at maturity may be less than your initial investment.

Assuming No Changes in Market Conditions and Other Relevant Factors, the Price You May Receive for Your Notes in Secondary Market Transactions Would Generally Be Lower Than Both the Original Issue Price and the Issuer’s Estimated Value of the Securities on the Trade Date

While the payment(s) on the notes described in this pricing supplement is based on the full Face Amount of notes, the Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Original Issue Price of the notes. The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time.  Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Original Issue Price and the Issuer’s estimated value of the notes on the Trade Date.  Our purchase price, if any, in secondary market transactions would be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Original Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the notes and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your notes, including the price you may receive in any secondary market transactions. Any sale prior to the Stated Maturity Date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

The Notes Will Not Be Listed and There Will Likely Be Limited Liquidity

The notes will not be listed on any securities exchange. There may be little or no secondary market for the notes.  We or our affiliates intend to act as market makers for the notes but are not required to do so and may cease such market making activities at any time.  Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes when you wish to do so or at a price advantageous to you. Furthermore, if you acquire notes in the secondary market at a premium (or discount) to the Face Amount and hold them to the Stated Maturity Date, the amount we will pay you on the Stated Maturity Date for your notes will not be adjusted based on the issue price you paid for your notes, and your return on the notes will therefore be affected by, among other factors, the issue price you paid for your notes.  Because we do not expect other dealers to make a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which we or our affiliates are willing to buy the notes.  If, at any time, we or our affiliates do not act as market makers, it is likely that there would be little or no secondary market in the notes.  If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss, even in cases where the Underlying Currency has strengthened relative to the Reference Currency since the Trade Date.

Many Economic and Market Factors Will Impact the Value of the Notes

While we expect that, generally, the Exchange Rate on any day will affect the value of the notes more than any other single factor, the value of the notes will also be affected by a number of other factors that may either offset or magnify each other, including:

•	the expected volatility of the Underlying Currency relative to the Reference Currency;

•	the time remaining to maturity of the notes;

•	interest rates and yields in the market generally and in the markets of the Underlying Currency and the Reference Currency;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the Underlying Currency, the Reference Currency or the markets generally;

•	suspension or disruption of market trading of the Underlying Currency;

•	supply and demand for the notes; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Trading and Other Transactions by Us or Our Affiliates, or by the Placement Agent or its Affiliates, in the Equity and Equity Derivative Markets May Impair the Value of the Notes

We or one or more of our affiliates and/or the placement agent or one or more of its affiliates expect to hedge our exposure from the notes by entering into foreign exchange and currency derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may adversely affect the Exchange Rate such that it makes it less likely that you will receive a positive return on your investment in the notes. It is possible that we or our affiliates and/or the placement agent or one or more of its affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates and/or the placement agent or its affiliates may also engage in trading in instruments linked to the Underlying Currency and/or the Reference Currency on a regular basis as part of our or their general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates and/or the placement agent or its affiliates, may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Underlying Currency and/or the Reference Currency. Introducing competing products into the marketplace in this manner could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the notes. Furthermore, if the placement agent from which you purchase notes is to conduct trading and hedging activities for us in connection with the notes, that placement agent may profit in connection with such trading and hedging activities and such profit, if any, will be in addition to the compensation that the placement agent receives for the sale of the notes to you. You should be aware that the potential to earn a profit in connection with hedging activities may create a further incentive for the placement agent to sell the notes to you in addition to the compensation they would receive for the sale of the notes.

We May Sell an Additional Aggregate Face Amount of Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate Face Amount of notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the Original Issue Price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to the Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Face Amount

The Cash Settlement Amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the Face Amount of notes, then the return on your investment in such notes held to the Stated Maturity Date will differ from, and may be substantially less than, the return on notes purchased at the Face Amount. If you purchase your notes at a premium to the Face Amount and hold them to the Stated Maturity Date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at the Face Amount or at a discount to the Face Amount.

We, Our Affiliates or Our Agents May Publish Research, Express Opinions or Provide Recommendations that Are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Adversely Affect the Exchange Rate to Which the Notes Are Linked or the Value of the Notes

We, our affiliates or our agents may publish research from time to time on financial markets and other matters that could adversely affect the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by us, our affiliates or our agents may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the notes and the Exchange Rate to which the notes are linked.

Our Actions as Calculation Agent and Our Hedging Activity and Those of the Placement Agent May Adversely Affect the Value of the Notes

We and our affiliates, and/or the placement agent and its affiliates, play a variety of roles in connection with the issuance of the notes, including hedging our obligations under the notes and determining the Issuer’s estimated value of the notes on the Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions. We are also the Calculation Agent for the notes. In performing these roles, our economic interests and those of our affiliates as well as the economic interests of the placement agent and its affiliates are potentially adverse to your interests as an investor in the notes. The Calculation Agent will determine, among other things, all values and levels required to be determined for the purposes of the notes on any relevant date or time.  The Calculation Agent also has some discretion as to how the calculations are made, in particular if the Exchange Rate is not available (or is published in error) on the Determination Date, and will be responsible for determining whether a market disruption event has occurred. Any determination by the Calculation Agent could adversely affect the return on the notes.

The U.S. Federal Income Tax Consequences of an Investment in the Notes Are Uncertain

As of the date of this pricing supplement, there is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts that are not debt, as described above under “Tax Consequences.” Even if this treatment is respected, substantial uncertainties remain. For instance, you might not be permitted to make a capital gain election with respect to your notes. It is also possible that you might be required to “mark to market” your notes at the end of each tax year.  If the IRS were successful in asserting an alternative treatment, the tax consequences of ownership and disposition of the notes could be materially and adversely affected. In addition, as described above under “Tax Consequences,” in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

In 2007, the IRS also released a revenue ruling holding that a particular financial instrument with some similarity to the notes is properly treated as a debt instrument denominated in a foreign currency. The notes are distinguishable from the instrument described in the revenue ruling, but if the reach of the revenue ruling were extended, it could materially and adversely affect the tax consequences for U.S. holders of an investment in the notes, possibly with retroactive effect.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences” and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including the availability of the capital gain election, possible alternative treatments and the issues presented by the 2007 notice and ruling), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

HISTORICAL INFORMATION

The following graph sets forth the historical exchange rates for the number of units of U.S. dollar per one Euro for the period from September 18, 2009 through September 18, 2014 and the table shows the historical quarterly high, low and period-end exchange rates for the same period. The graph uses daily exchange rates that are based on Bloomberg end-of-day quotations and the table uses exchange rates that are based on Bloomberg quotations for historical quarterly high and low exchange rates and Bloomberg end-of-day quotations for the quarterly period-end dates. We have not participated in the preparation of, or verified, the quotations obtained from Bloomberg. The Exchange Rate on September 19, 2014 was 1.28405. The numbers appearing in the table may have been rounded for ease of analysis.

The historical data set forth below is for illustrative purposes only and is not indicative of the historical or future values of the Exchange Rate set forth above or the Currency Return. We cannot give you any assurance that the Currency Return will be greater than zero. Any historical upward or downward trend in the exchange rate set forth in the following graph or table during any period set forth below is not an indication that the Exchange Rate or Currency Return is more or less likely to increase or decrease at any time during the term of the notes.  As set forth in the graph below, a higher exchange rate indicates a weakening of the Underlying Currency relative to the Reference Currency, while a lower exchange rate indicates a strengthening of the Underlying Currency relative to the Reference Currency. By purchasing the notes, you are taking the view that the Underlying Currency will strengthen relative to the Reference Currency (i.e. the Exchange Rate will decrease). The daily exchange rates published by Bloomberg are not calculated the same way as the Exchange Rate set forth above and may differ from the Exchange Rate. We will not use Bloomberg to determine the Exchange Rate.

Quarterly High, Low and Period-End Exchange Rates of the Euro/U.S. dollar Exchange Rate (expressed as the number of U.S. dollars per one Euro)

	High	Low	Close
2009
Quarter ended March 31	1.4058	1.2457	1.3250
Quarter ended June 30	1.4338	1.2886	1.4033
Quarter ended September 30	1.4844	1.3833	1.4640
Quarter ended December 31	1.5144	1.4218	1.4321
2010
Quarter ended March 31	1.4579	1.3268	1.3510
Quarter ended June 30	1.3692	1.1877	1.2238
Quarter ended September 30	1.3683	1.2194	1.3634
Quarter ended December 31	1.4282	1.2969	1.3384
2011
Quarter ended March 31	1.4249	1.2867	1.4158
Quarter ended June 30	1.4940	1.3970	1.4502
Quarter ended September 30	1.4554	1.3363	1.3387
Quarter ended December 31	1.4247	1.2858	1.2961
2012
Quarter ended March 31	1.3487	1.2624	1.3343
Quarter ended June 30	1.3381	1.2288	1.2667
Quarter ended September 30	1.3172	1.2043	1.2860
Quarter ended December 31	1.3308	1.2662	1.3193
2013
Quarter ended March 31	1.3711	1.2751	1.2816
Quarter ended June 30	1.3417	1.2746	1.3010
Quarter ended September 30	1.3569	1.2755	1.3527
Quarter ended December 31	1.3893	1.3296	1.3743
2014
Quarter ended March 31	1.3967	1.3477	1.3769
Quarter ended June 30	1.3993	1.3503	1.3692
Quarter ending September 30 (through September 18, 2014)	1.3700	1.2835	1.2923

Supplemental Plan of Distribution (Conflicts of Interest)

Deutsche Bank Securities Inc. (“DBSI”), acting as agent for Deutsche Bank AG, will not receive a discount or commission but will allow as a concession or reallowance to other dealers discounts and commissions of 0.73% or $7.30 per Face Amount of notes. DBSI will sell all of the notes that it purchases from us to an unaffiliated dealer at 99.27% or $992.70 per Face Amount of notes. DBSI, the agent for this offering, is our affiliate. Because DBSI is both our affiliate and a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”), the underwriting arrangements for this offering must comply with the requirements of FINRA Rule 5121 regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. In accordance with FINRA Rule 5121, DBSI may not make sales in offerings of the notes to any of its discretionary accounts without the prior written approval of the customer.

Settlement

We expect to deliver the notes against payment for the notes on the Original Issue Date indicated above, which will be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Original Issue Date is more than three business days after the Trade Date, purchasers who wish to transact in the notes more than three business days prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to the Issuer, when the notes offered by this pricing supplement have been executed and issued by the Issuer and authenticated by the authenticating agent, acting on behalf of the trustee, pursuant to the senior indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by German law, Davis Polk & Wardwell LLP has relied, without independent investigation, on the opinion of Group Legal Services of Deutsche Bank AG, dated as of September 28, 2012, filed as an exhibit to the letter of Davis Polk & Wardwell LLP, and this opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion of Group Legal Services of Deutsche Bank AG. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the senior indenture and the authentication of the notes by the authenticating agent and the validity, binding nature and enforceability of the senior indenture with respect to the trustee, all as stated in the letter of Davis Polk & Wardwell LLP dated September 28, 2012, which has been filed as an exhibit to the registration statement referred to above.